Exhibit (e)

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF ZODIAC PARTNERS II LLC

The following table sets forth the name, business address, citizenship, present principal occupation or employment, and employment for the past five years of each director, executive officer and other control person of Zodiac Partners II LLC. The business address of the purchaser is 8 The Green St, Suite A, Dover DE, 19901.

Name	Position with Purchaser	Citizenship	Present Principal Occupation and History
Siegfried (Ziggy) Gokea	Managing Member	United States	Managing Member, Zodiac Partners II LLC, since 2025. Prior: Managing Member Zodiac Partners I LLC from 2024 Prior: Senior Associate, Associate, Analyst, from 2020-2024

Eric Shahinian	Manager of Camac Partners, LLC, and Manager of Camac Fund, LP, each of which could be considered to control Zodiac Partners II LLC	United States	Manager of GP, Camac Fund LP, since 2011

Craig Rosmarin	CFO of Camac Partners, LLC, Manager of Camac Fund, LP	United States	CFO of Camac Partners, LLC, manager of Camac Fund LP, since 2021

None of the directors, executive officers or control persons of Zodiac Partners II LLC listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.